

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-Mail
Rosa Habeila Feliz Ruiz, President
Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

> **Re:** **Santo Pita Corporation**
> **Amendment No. 5 on Registration Statement on Form S-1**
> **Filed on May 31, 2011**
> **File No. 333-169503**

Dear Ms. Feliz Ruiz:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Prospectus Summary, page 6

1.   We note your response to comment 2 of our letter dated May 18, 2011, and reissue it in part. Please revise to clarify here and in your MD&A the amount of funds needed to operate for the next 12 months. To the extent a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. In this regard, your revised plan of operation and disclosures on pages 26, 53-54, and 58-59 indicate that your anticipated expenses for the next twelve months include: $5,000-$10,000 for office expenses, $5,000 for the first stage of your website, $3,000 to add networking capability to your website, $5,000-$10,000 for marketing, and $10,000-$15,000 for periodic reporting expenses. Elsewhere in your registration statement you disclose you have a $1,000 per month consulting contract with ECS and will require approximately $19,500 to complete the work on your websites by July 2012. These

amounts appear to significantly exceed your available liquidity. Please also revise your registration statement to address the reduced nature of your planned activities beyond periodic reporting if you are unable to raise additional funds.

You may contact Raj Rajan at (202) 551-3394 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director